13013735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FEB 20 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67765

* AB
3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2012** (MM/DD/YY) AND ENDING **December 31, 2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Atwood Advisors LLC d/b/a ATWOOD CAPITAL PARTNERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue, 35th Floor
(No. And Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Gordon **(212) 355-1390**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP **ATTN: JOHN FULVIO, CPA**
(Name - *if individual state last, first, middle name*)

5 WEST 37TH ST – 4TH FL	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

EY
3/7/13

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, **Jonathan Gordon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Atwood Advisors LLC d/b/a ATWOOD CAPITAL PARTNERS**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JANICE MADDALONE
Notary Public, State Of New York
No. 01MA6078274
Qualified In Queens County
Commission Expires July 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Atwood Advisors LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Atwood Advisors LLC (D/B/A Atwood Capital Partners) (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Atwood Advisors LLC (D/B/A Atwood Capital Partners) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 13, 2013

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 389,834
Accounts receivable	28,111
Security deposit	27,147
Fixed assets, at cost (net of accumulated depreciation of $21,485)	64,115
Prepaid expenses and other	9,704
TOTAL ASSETS	$ 518,911

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 37,008
Accrued expenses	39,326
Other liabilities	48,395
TOTAL LIABILITIES	124,729
Member's equity	394,182
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 518,911

The accompanying notes are an integral part of this financial statement.

ATWOOD ADVISORS LLC
(D/B/A ATWOOD CAPITAL PARTNERS)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1 ORGANIZATION

Atwood Advisors LLC (D/B/A Atwood Capital Partners) (the "Company") was organized as a Delaware Corporation on November 16, 2007. On May 26, 2009 it registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker dealer that provides advisory services relating to mergers and acquisitions and the private placement of securities. Effective August 17, 2010, the sole shareholder of the Company, Quayle Munro Holdings PLC ("PLC") sold its 100 shares to Atwood, LLC ("Shareholder"). The 100 shares represent the total number of shares authorized, issued and outstanding of the Company. Also effective August 17, 2010, the Company changed its name to Atwood Advisors, Inc. and changed its fiscal year end from June 30 to December 31. Effective January 1, 2011 the Company converted from a Delaware Corporation to a Delaware Limited Liability Company and changed its name to Atwood Advisors LLC. The Company does business as Atwood Capital Partners. The Company will continue indefinitely, unless terminated sooner by Management.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax. The Company is no longer subject to federal, state or local tax examinations by authorities for years before 2009.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

Furniture and fixtures, office equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over estimated useful lives of the assets, or the remaining terms of the lease.

Revenue Recognition

The Company engages in providing advisory services to its clients for both mergers and acquisition ("M&A") and private placement activities. Revenue is recognized upon the achievement of certain milestones, as contractually agreed to, between the Company and its clients.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement and Disclosure* bears no material effect on these financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $265,105, which was $256,790 in excess of its required net capital of $8,315. The Company's net capital ratio was 0.47 to 1.

NOTE 4 FIXED ASSETS

Fixed assets consist of the following:

Furniture and Fixtures	$ 47,055
Office Equipment	33,740
Leasehold Improvements	4,805
Total Fixed Assets	85,600
Less: Accumulated Depreciation	(21,485)
Net Fixed Assets	$ 64,115

Depreciation for the year ended December 31, 2012 was $13,504.

NOTE 5 ECONOMIC DEPENDENCY

During the year ended December 31, 2012, the company derived $965,000 or 68%, of its revenue from three clients.

NOTE 6 COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

In June, 2011, the Company was assigned the sub lease obligation for office space in New York City providing for minimum fixed monthly rental payments of $9,396, subject to escalations. The lease expires on December 31, 2018.

On October 16, 2009, the Company signed a lease for a copy machine that requires minimum monthly payments of $710, plus a volume usage fee. The lease expires on October 15, 2014.

As of December 31, 2012, future minimum lease payments under these leases are as follows:

For the years ending December 31,	Office Space	Copier
2013	$ 114,437	$ 8,522
2014	114,437	6,391
2015	114,437	-
2016	120,371	-
2017	120,371	-
Thereafter	120,371	-
Total	$ 704,424	$ 14,91

NOTE 6 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Rent expense for 2012 aggregated to $142,629 and is included in the occupancy cost line item on the statement of operations.

Copier rental expense for 2012 aggregated to $10,474 and is included in the office expense line on the statement of operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 7 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2012 or during the year then ended.

NOTE 8 BENEFITS

The Company participates in a 401(k) profit sharing plan sponsored by Quayle Munro, Inc., a related party, that covers substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, the Company contributed $300 to the plan for the year ended December 31, 2012 which is included in the other expense line on the statement of operations.

NOTE 9 SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no subsequent events requiring disclosure.